FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, July 15, 2004 Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB	**333-115435**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John P. Graham
Name: John P. Graham
Title: Vice President

Dated: July 15, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [7/12/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

1st Lien Balance	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Not Available	32						
25,000.01 - 50,000.00	48	2,211,500.00	0.13	643	100	6.62	100
50,000.01 - 75,000.00	430	28,100,084.00	1.61	643	99.85	6.4	100
75,000.01 - 100,000.00	905	80,955,609.00	4.64	645	99.86	6.18	99.78
100,000.01 - 125,000.00	1,264	142,445,739.00	8.17	651	99.83	6.01	99.93
125,000.01 - 150,000.00	1,125	154,385,073.00	8.86	652	99.77	5.97	99.92
150,000.01 - 175,000.00	839	135,710,794.00	7.78	658	99.72	5.82	100
175,000.01 - 200,000.00	793	148,808,455.00	8.54	660	99.58	5.78	100
200,000.01 - 225,000.00	562	119,768,355.00	6.87	662	99.62	5.74	99.82
225,000.01 - 250,000.00	521	123,697,435.00	7.1	665	99.53	5.7	99.8
250,000.01 - 275,000.00	429	112,052,592.00	6.43	669	99.45	5.64	100
275,000.01 - 300,000.00	425	122,036,394.00	7	668	99.39	5.67	100
300,000.01 - 325,000.00	321	100,430,451.00	5.76	670	99.34	5.58	99.7
325,000.01 - 350,000.00	218	73,591,500.00	4.22	672	98.91	5.6	100
350,000.01 - 375,000.00	168	60,746,033.00	3.48	672	98.88	5.55	100
375,000.01 - 400,000.00	170	65,864,900.00	3.78	674	98.76	5.58	99.4
400,000.01 - 425,000.00	118	48,786,000.00	2.8	677	99.09	5.57	100
425,000.01 - 450,000.00	99	43,315,387.00	2.48	676	98.88	5.56	100
450,000.01 - 475,000.00	85	39,306,190.00	2.25	672	98.03	5.5	100
475,000.01 - 500,000.00	93	45,463,200.00	2.61	675	98.25	5.59	100
500,000.01 - 525,000.00	33	16,895,600.00	0.97	671	97.58	5.68	100
525,000.01 - 550,000.00	34	18,344,000.00	1.05	689	96.42	5.64	100
550,000.01 - 575,000.00	18	10,136,100.00	0.58	706	99.19	5.51	100
575,000.01 - 600,000.00	13	7,658,800.00	0.44	714	100	5.47	100
600,000.01 - 625,000.00	10	6,132,700.00	0.35	717	99.93	5.56	100
625,000.01 - 650,000.00	6	3,828,800.00	0.22	706	99.99	5.48	100
650,000.01 - 675,000.00	8	5,319,300.00	0.31	704	99.36	5.79	100
675,000.01 - 700,000.00	16	11,060,250.00	0.63	710	99.51	5.71	100
700,000.01 - 725,000.00	8	5,716,250.00	0.33	726	98.17	5.56	100
725,000.01 - 750,000.00	8	5,907,600.00	0.34	699	97.23	5.53	100
750,000.01 - 775,000.00	4	3,033,600.00	0.17	724	98.46	5.84	100
775,000.01 - 800,000.00	2	1,567,200.00	0.09	724	97.87	5.5	100
Total:	**8,805**	**1,743,275,891.00**	**100**	**665**	**99.36**	**5.76**	**99.91**

FIRST FRANKLIN MORTGAGE LOAN TRUST 2004-FFB

1st Lien Product	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Not Available	32						
15YR FXD	6	1,071,900.00	0.06	670	95.03	6.49	100
2/28 AR	2,438	377,428,223.00	21.65	653	99.5	5.83	99.89
2/28 IO	4,102	944,940,542.00	54.2	665	99.34	5.66	99.9
30YR FXD	694	112,005,828.00	6.43	668	99.36	6.33	100
3/27 AR	93	14,149,836.00	0.81	670	99.43	5.66	100
3/27 IO	157	32,503,234.00	1.86	669	99.4	5.77	100
5/25 AR	368	60,423,027.00	3.47	670	99.34	5.79	99.6
5/25 IO	736	169,580,314.00	9.73	684	99.18	5.78	100
6M LIBOR	81	10,686,932.00	0.61	638	99.64	6.02	100
6M LIBOR IO	98	20,486,055.00	1.18	663	99.15	5.36	100
Total:	**8,805**	**1,743,275,891.00**	**100**	**665**	**99.36**	**5.76**	**99.91**

DERIVED INFORMATION [7/12/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

Balloon/Amort. Term	Number of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Comb. LTV	Weighted Average Coupon	% Owner Occupied
10 yr / 30 yr	11	$415,173.01	0.10	684	99.88	9.31	100.00
15 yr / 30 yr	1,299	$54,750,952.38	13.34	659	99.56	9.50	99.95
20 yr / 30 yr	7,140	$355,305,687.14	86.56	666	99.55	9.68	99.90
Total:	**8,450**	**$410,471,812.53**	**100.00**	**665**	**99.56**	**9.66**	**99.90**